AXA PREMIER VIP TRUST

1290 Avenue of the Americas

New York, New York 10104

February 16, 2007

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Information Statement, dated

February 15, 2007, of AXA Premier VIP Trust

(File Nos. 333-70754 and 811-10509)

Dear Mr. Oh:

In connection with the above-referenced filing by AXA Premier VIP Trust (“Registrant”), the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

AXA PREMIER VIP TRUST

By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary